OneStream, Inc.

191 N. Chester Street

Birmingham, Michigan 48009

November 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby

Re:	OneStream, Inc.
Registration Statement on Form S-1
File No. 333-283154

Acceleration Request
Requested Date: November 14, 2024 Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OneStream, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-283154) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Victor Nilsson at 206-883-2563 or, in his absence, Allison B. Spinner at 650-565-3765.

[Signature page follows]

Sincerely,

OneStream, Inc.

By:	/s/ Thomas Shea
Name:	Thomas Shea
Title:	Chief Executive Officer

cc:	Holly Koczot, OneStream, Inc.
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.
Victor Nilsson, Wilson Sonsini Goodrich & Rosati, P.C.
Tad J. Freese, Latham & Watkins LLP
Sarah B. Axtell, Latham & Watkins LLP

[Signature Page to Company Acceleration Request]